UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 23, 2024, BloomZ Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Network 1 Financial Securities, Inc., as the representative of the several underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,250,000 ordinary shares, par value $0.00000002 per share (the “Ordinary Shares”), for a price of $4.30 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 187,500 additional Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On July 25, 2024, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-275223), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2023, as amended, and declared effective by the SEC on July 1, 2024. The IPO was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “BLMZ” on July 24, 2022. On July 25, 2024, the Company also issued warrants to the Representative and its affiliates, which are exercisable for a period of five years after the date of commencement of sales of Ordinary Shares in this offering, entitling the holders of the warrants to purchase an aggregate of up to 125,000 Ordinary Shares at a per share price of $5.16 (the “Representative’s Warrants”).

In connection with the IPO, the Company issued a press release on July 23, 2024, announcing the pricing of the IPO and a press release on July 25, 2024, announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the form of Representative’s Warrants, and the two press releases, are attached hereto as Exhibits 10.1, 4.1, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants do not purport to be a complete description of each of the documents described in this Form 6-K, and are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Representative’s Warrants

10.1	Underwriting Agreement dated July 23, 2024 by and between the Company and the Representative

99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

3